Exhibit 99.1

TJGC Group Limited Announces Financial Results for the First Half of Fiscal Year 2025

TJGC Group Limited (“TJGC Group” or the “Company”) (Nasdaq: TJGC) is a limited liability company established under the laws of the British Virgin Islands on May 13, 2022. TJGC Group’s registered office is located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands and its principal place of business is situated at Unit F, 12/F, Kaiser Estate Phase 1, 41 Man Yue Street, Hunghom, Kowloon, Hong Kong. TJGC Group is a holding company with no business operation and its principal operating subsidiary is CTRL Media Limited (“CTRL Media”) which is principally engaged in one-stop game advertising. TJGC Group owns 100% of CTRL Media which was incorporated in Hong Kong on June 6, 2014. The Company today announced its unaudited financial results for the six months ended September 30, 2025 (the “First Half of Fiscal Year 2025”). These unaudited financial results for the First Half of Fiscal Year 2025 were prepared by the management without review by the Company’s independent auditors.

First Half of Fiscal Year 2025 Financial Results

For the Six Months Ended September 30,
	2024	2025	Change
	HK$	HK$	%
Revenue	17,611,950	19,084,523	8.4
Cost of service	(12,708,290)	(14,314,192)	12.6
Gross profit	4,903,660	4,770,331	(2.7)
General and administrative expenses	(3,267,217)	(15,625,310)	378.2
Profit before taxation	1,297,000	(10,874,995)	(938.5)
Income tax	(491,509)	(482,211)	(1.9)
Net income (loss)	805,491	(11,357,206)	(1,510)
Earnings (loss) per share – basic and diluted	0.06	(0.74)	(0.10)

Revenue

The revenue of the Company slightly increased by approximately HK$1.5 million or approximately 8.4% to approximately HK$19.1 million for the six months ended September 30, 2025, mainly due to the increase in the revenue of the exhibition income. The Company recorded approximately HK$3.8 million for three exhibition revenue during the six months ended September 30, 2025.

Of these, revenue from online advertising and offline advertising both declined by approximately HK$0.6 million and HK$3.1 million for the six months ended September 30, 2025, respectively, mainly due to the economy downturns. The Company’s client decreased their marketing budget on large-scale advertising and generally shifted their budget to a one-off offline event. As a result, the offline advertising revenue decreased of approximately 28.8%

The provision of strategic planning services recorded an increase in revenue of approximately 37.2% during the six months ended September 30, 2025, primarily because of the increase in five one-off localization projects with total amounted HK$159,242.

The Company’s other services increased by approximately HK$1.3 million or approximately 238.1% to approximately HK$1.8 million for the six months ended September 30, 2025, mainly due to the increase in the revenue of a profit sharing on the crossover collaboration products which generated total other services revenue of approximately HK$1.1 million.

Cost of services

Cost of services increased by approximately HK$1.6 million or approximately 12.6% to approximately HK$14.3 million for the six months ended September 30, 2025, compared to the six months ended September 30, 2024. The increase in the cost of services was mainly due to increase in the exhibition cost and others cost derived during the period.

Gross profit

Gross profit margin decreased from 27.8% for the six months ended September 30, 2024, to 25.0% for the six months ended September 30, 2025. The Company’s gross profit margin decreased during the period mainly because the Company recorded a loss position in its exhibition segment and decrease in gross profit margin from online advertising which offset the increase in gross profit margin from offline advertising segment.

General and administrative expenses

General and administrative expenses mainly represented the staff costs, depreciation expenses of property and equipment, legal and professional fees and impairment loss. The Company’s operation expenses increased by approximately HK$12.4 million, or 378.2%, from approximately HK$3.3 million for the six months ended September 30, 2024 to approximatel HK$15.6 million for the six months ended September 30, 2025, due to increase in staff cost and professional fee of approximately HK$12.0 million for the six months ended September 30, 2025. Such increase mainly due to hiring addition staffs and adviser for the Company’s compliance as public company and expansion. The Company expects its operating expenses, including but not limited to staff costs, to increase in the foreseeable future, as the Company’s business through its Operating Subsidiaries is expected to grow further. The Company expects its legal and professional fees for legal, audit, and advisory services to increase, as it will incur audit fees, legal fees and advisory fees for being a public company.

Income tax expense

The Company, TJGC Group, was incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, TJGC Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. The Company’s income tax for the six months ended September 30, 2025 has remained consistent with the six months ended September 30, 2024.

Cash Flow

Operating activities

Net cash used in operating activities amounted to approximately HK$20.8 million for the six months ended September 30, 2025, mainly derived from (i) net loss of approximately HK$11.4 million for six months ended September 30, 2025; and (ii) increase in deposits and prepayments of approximately HK$6.6 million which was driven by payment in advance to the Company’s services provider for exhibition of approximately HK$6.6 million and increase account receivable of HK$5.1 million and offset by increase in contract liabilities of approximately HK$1.0 million.

Net cash used in operating activities amounted to approximately HK$1.9 million for the six months ended September 30, 2024, mainly derived from (i) net income of approximately HK$0.8 million for the six months ended September 30, 2024; (ii) increase in tax payable of approximately HK$0.8 million, which netted of (i) increase in accounts receivable of approximately HK$1.9 million; (ii) decrease in amount due to related parties of approximately HK$0.9 million; (iii) and increase in deposits, prepayments and other receivables of approximately HK$0.8 million; and (iv) decrease in in accounts payable of approximately HK$0.4 million.

Investing activities

The Company recorded a net cash used in investing activities of approximately HK$0.6 million for the acquisition of property, plant and equipment.

There was no cash flow from investing activities for the six months ended September 30, 2024.

Financing activities

Net cash provided by financing activities was approximately of HK$2.9 million for the six months ended September 30, 2025, which was mainly derived from (i) the new borrowing raised of approximately HK$3.1 million; (ii) increased in deferred IPO costs of approximately HK$0.4 million; and mainly offset by repayment of bank borrowings of approximately HK$0.5 million.

Net cash provided by financing activities amounted to approximately HK$1.0 million for the six months ended September 30, 2024, which represented (i) advance from a shareholder of the Company of approximately HK$1.4 million of approximately HK$3.0 million; which offset by repayment of bank borrowings of approximately HK$0.4 million.

Recent Developments

On January 23, 2025, the Company closed its IPO of 2,000,000 Ordinary Shares, at the public offering price of $4.00 per share. On January 25, 2025, R.F. Lafferty & Co., Inc., as the representative of the underwriters for the IPO, exercised its over-allotment option to purchase an additional 300,000 ordinary shares of the Company at the public offering price of $4.00 per share. The closing for the sale of the over-allotment shares took place on January 27, 2025. The IPO and the exercise of the over-allotment option with net proceeds totaling HK$64,093,706 (US$8,238,371) from the offering after deducting underwriting discounts and offering expenses of $7,369,135 (US$947,202) from the gross proceeds totaling HK$71,462,841 (US$9,200,000).

On October 31, 2025, the board of directors of the Company and holders of a majority of the issued and outstanding voting stock of the Company, acting by written consent in lieu of a meeting, in accordance with the applicable provisions of BVI law and the Company’s Bylaws, approved a change of the name of the Company to “TJGC Group Limited”. The name change was approved by the Registrar of Corporate Affairs in the British Virgin Islands on November 11, 2025, and become effective that same day.

On Wednesday, December 10, 2025, the Company changed the trading symbol for the Ordinary Shares to “TJGC”, formerly “MCTR”.

About TJGC Group Limited

The Company is a holding company limited by shares and established under the laws of the British Virgin Islands with no material operations of its own. The Company, through its wholly-owned subsidiary, CTRL Media, provides integrated marketing and advertising services provider in Hong Kong specializing in mobile games promotion for the local market, please visit the Company’s website at www.ctrl-media.com.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

TJGC Group Limited

Phone:	+852 31074887
Email:	project@ctrl-media.com

TJGC Group Limited (formerly known as Ctrl Group Limited) and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of September 30, 2025 and March 31, 2025

	As of
	March 31, 2025	September 30, 2025	September 30, 2025
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)

Assets
Current assets
Accounts receivable	2,556,293	7,676,304	986,557
Amounts due from related parties	244,200	522,164	67,108
Deposits, prepayments and other receivables	5,771,582	11,941,609	1,534,734
Cash and Cash Equivalents	23,878,899	5,406,298	694,817
Income tax recoverable	630,920	145,342	18,679
Total current assets	33,081,894	25,691,717	3,301,895
Non-current assets
Property and Equipment	192,545	672,746	86,461
Prepayment	8,190,000	8,190,000	1,052,577
Right-of-use assets	134,352	726,918	93,423
Total non-current assets	8,516,897	9,589,664	1,232,461
Total assets	41,598,791	35,281,381	4,534,356
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	1,287,054	1,939,963	249,324
Amounts due to related parties	54,075	503,650	64,729
Amount due to a director	—	7,670	985
Amount due to a shareholder	1,409,403	1,244,821	159,984
Accruals and other payables	877,685	676,637	86,962
Contract liabilities	—	1,039,166	133,552
Operating lease liabilities	134,352	391,547	50,322
Bank and other borrowing	913,024	4,053,671	520,977
Total current liabilities	4,675,593	9,857,125	1,266,835
Non-current liabilities
Operating lease liabilities	—	335,371	43,102
Bank borrowing	7,217,849	6,744,109	866,752
Deferred tax liabilities	23,684	20,317	2,611
Total liabilities	11,917,126	16,956,922	2,179,300
Shareholders’ equity
Ordinary shares, authorized to issue an unlimited number of ordinary shares of no par value, 15,300,000 outstanding as of September 30, 2025 and March 31, 2025, respectively	77,500	77,500	9,960
Additional Paid-in Capital	53,833,769	53,833,769	6,918,707
Accumulated other comprehensive income/loss	(11,983)	(11,983)	(1,540)
Retained earnings	(24,217,621)	(35,574,827)	(4,572,071)
Total shareholders’ equity	29,681,665	18,324,459	2,355,056
Total liabilities and shareholders’ equity	41,598,791	35,281,381	4,534,356

TJGC Group Limited (formerly known as Ctrl Group Limited) and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations Income (Loss)
For the Six Months Ended September 30, 2025 and 2024

	For the six ended September 30,
	2024	2025	2025
	HK$	HK$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	17,611,950	19,084,523	2,452,740
Cost of services	(12,708,290)	(14,314,192)	(1,839,658)
Gross Profit	4,903,660	4,770,331	613,082
Operating Expenses
General and Administrative expense	(3,267,217)	(15,625,310)	(2,008,163)
Income from operation
Other income (expenses)
Other income, net	(56,511)	149,972	19,274
Other loss	(122,803)	(36,468)	(4,687)
Interest expense	(160,129)	(133,520)	(17,160)
Total other income (expenses), net	(339,443)	(20,016)	(2,573)
Profit before tax	1,297,000	(10,874,995)	(1,397,654)
Income tax	(491,509)	(482,211)	(61,974)
Net income (loss)	805,491	(11,357,206)	(1,459,628)

Weighted average shares outstanding – basic and diluted	13,000,000	15,300,000	15,300,000

Earnings (Loss) per share – basic and diluted	0.06	(0.74)	(0.10)

TJGC Group Limited (formerly known as Ctrl Group Limited) and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the Six Months Ended September 30, 2025 and 2024

For the six months ended September 30, 2024
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated other comprehensive income/loss	Retained Earnings	Total
		HK$	HK$	HK$	HK$	HK$
Balance at March 31, 2024	13,000,000	77,500	19,997	4,293	2,618,805	2,720,595
Net income	—	—	—	—	805,491	805,491
Balance at September 30, 2024 (Unaudited)	13,000,000	77,500	19,997	4,293	3,424,296	3,526,086

For the six months ended September 30, 2025
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated other comprehensive income/loss	Retained Earnings	Total
		HK$	HK$	HK$	HK$	HK$
Balance at March 31, 2025	15,300,000	77,500	53,833,769	(11,983)	(24,217,621)	29,681,665
Net loss	—	—	—	—	(11,357,206)	(11,357,206)
Balance at September 30, 2025 (Unaudited)	15,300,000	77,500	53,833,769	(11,983)	(35,574,827)	18,324,459

	US$	US$	US$	US$	US$	US$
Balance at September 30, 2025 (Unaudited)	15,300,000	9,960	6,918,707	(1,540)	(4,572,071)	2,355,056

TJGC Group Limited (formerly known as Ctrl Group Limited) and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Six months Ended September 30, 2025 and 2024

	For the six months ended September 30,
	2024	2025	2025
	HK$	HK$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	805,491	(11,357,206)	(1,459,628)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	35,009	92,253	11,857
Deferred income tax	(2,339)	(3,367)	(433)
Bad Debt Expenses	4,914	—	—
Operating cash flows before movements in working capital	843,075	(11,268,320)	(1,448,204)
Accounts receivable	(1,908,433)	(5,120,011)	(658,023)
Deposits, prepayments and other receivables	(778,558)	(6,559,042)	(842,967)
Amounts due from (to) related parties	(931,150)	171,611	22,055
Accounts payable	(388,287)	652,909	83,912
Accruals and other payables	(71,230)	(201,048)	(25,839)
Contract liabilities	—	1,039,166	133,552
Income tax payable	824,142	485,578	62,406
Net cash provided by (used in) operating activities	(2,410,441)	(20,799,157)	(2,673,108)
Cash flows from financing activities:
Advance from a director of the Company	1,409,400	7,670	985
Advance from (repayment to) a shareholder of the Company	—	(164,582)	(21,152)
Deferred Offering costs	—	389,015	49,996
Repayment of Bank borrowings	(426,611)	(453,092)	(58,231)
New borrowings raised	—	3,120,000	400,982
Net cash provided by financing activities	982,789	2,899,011	372,580
Cash flows from investing activities:
Acquisition of property, plant and equipment	—	(572,455)	(73,572)
Net cash used in investing activities	—	(572,455)	(73,572)
Net decrease in cash	(1,427,652)	(18,472,601)	(2,374,100)
Cash, beginning of year	4,368,915	23,878,899	3,068,917
Cash, end of year	2,941,263	5,406,298	694,817

Supplemental information
Cash paid for interest, net	(152,235)	(95,435)	(12,265)
Supplemental of Non-Cash Operating Activities
Lease liabilities arising from obtaining right-of-use assets	—	791,043	101,665